Form 4

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

OMB APPROVAL
OMB Number: 3235-0287
Expires: January 31, 2005
[_]	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See instructions 1(b).	Estimated average burden hours per response. . . 0.5
1. Name and Address of Reporting Person* Mandell Michele M.	2. Issuer Name and Ticker or Trading Symbol The Talbots, Inc. (“TLB”)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) [_] Director [_] 10% Owner [X] Officer (give [_] Other (specify title below) below) Senior Vice President, Stores
(Last) (First) (Middle) c/o The Talbots, Inc. One Talbots Drive	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 01/27/03
(Street) Hingham, MA 02043		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) [X] Form filed by One Reporting Person [_] Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (mm/dd/yy)	2A. Deemed Execution Date, if any (mm/dd/yy)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned Following Reported Transaction (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Common Stock, par value $0.01 per share	2/10/02		F	V	3,377	D	$33.25	22,588	D(1)
Common Stock, par value $0.01 per share								21,002	D
Common Stock, par value $0.01 per share								4,202	I(2)	R.S.V.P. 401(k)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

(1)     Granted as restricted stock pursuant to The Talbots, Inc. 1993 Executive Stock Based Incentive Plan (the “Plan”), which is a Rule 16b-3 plan. Shares as originally granted vest in one-third increments on February 10, 2001, February 10, 2002 and February 10, 2003. Unvested shares are subject to forfeiture as provided in the Plan. On February 10, 2002,
          3,377 shares were withheld to satisfy tax obligation.
(2)     Information presented as of December 31, 2002.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently vaild OMB Number.	(Over) SEC 1474 (9-02)

FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1.Title of Derivative Security (Instr.3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date (Month/Day/ Year)	4. Transaction Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of(D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9.Number of Deriv- ative Secur- ities Bene- ficially Owned Follow- ing Reported Trans- action(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Benefi- cial Owner- ship (Instr. 4)
				Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Executive Stock Options (Right to Buy)(1)	$35.80	3/7/02		A	V	46,000		(1)	3/7/12	Common Stock	46,000	$0.00	46,000	D
Explanation of Responses:

(1)     Granted as non-qualified options pursuant to The Talbots, Inc. 1993 Exeuctive Stock Based Incentive Plan, which is a Rule 16b-3 plan (the “Plan”).
         Options are exercisable in one-third increments on March 7, 2003, March 7, 2004 and March 7, 2005.

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	MICHELE M. MANDELL **Signature of Reporting Person Michele M. Mandell	January 27, 2003 Date
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.	Page 2